# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BIOVIE INC., CIK 0001580149
CUSIP: 09074F504
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 680 W NYE LANE, SUITE 201, CARSON CITY, Nevada (NV), 89703
Date of event which requires filing of this statement: 08/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001896206

## Reporting persons
- Alta Partners LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 687,321; shared voting power 0; sole dispositive power 687,321; shared dispositive power 0; aggregate amount beneficially owned 687,321 (8.4% of the class)

## Item 1. Issuer
Name of issuer: BIOVIE INC.
Address of issuer's principal executive offices: 680 W NYE LANE, SUITE 201, CARSON CITY, NEVADA, 89703.

## Item 2. Person Filing
Name of person filing: Alta Partners LLC
Address of principal business office or, if none, residence: 1205 Franklin Avenue, Garden City, New York 11530
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 687,321 shares, representing shares of Class A Common Stock issuable upon exercise of warrants.
Percent of class: 8.4%
Sole power to vote or to direct the vote: 687,321
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 687,321
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Alta Partners LLC: /s/ Steven Cohen, Steven Cohen, Managing Member (08/19/2026)